Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations (the “MD&A”) should be read together with the unaudited condensed consolidated financial statements and the related notes to those statements included as Exhibit 99.2 to this Report on Form 6-K submitted to the Securities and Exchange Commission, or the SEC, on March 13, 2026. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended June 30, 2025, filed with the SEC on October 6, 2025, as amended by Amendment No. 1 to Annual Report on Form 20-F, filed with the SEC on October 15, 2025 (the “2025 Annual Report”).

In this section, unless otherwise indicated or the context otherwise requires, the terms “we,” “our,” “us,” “Critical Metals,” the “Company,” and “its” refer to Critical Metals Corp. and its consolidated subsidiaries. All dollar amounts are expressed in thousands of United States dollars (“$”), unless otherwise indicated.

Certain of the information contained in this discussion and analysis or set forth elsewhere in this Report of Foreign Private Issuer, including information with respect to plans and strategy for the Company’s business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section “Risk Factors” of our 2025 Annual Report and the other documents filed, or to be filed, with the U.S. Securities and Exchange Commission, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the risks set out under the heading “Risk Factors” in our 2025 Annual Report and the other documents filed, or to be filed, the U.S. Securities and Exchange Commission to gain an understanding of the important factors that could cause actual results to differ materially from the Company’s forward-looking statements.

Operating and Financial Review and Prospects

Overview of Business

We are a mining development company focused on critical metals and minerals and producing strategic products essential to electrification and next-generation technologies as well as defense applications for Europe and its Western world partners. Our main efforts are focused on the development of the Tanbreez Project which is located in southern Greenland, as well as the Wolfsberg Project located in Carinthia, Austria, which is approximately 270 kilometers south of Vienna. In addition, we hold a 20% interest in the Weinebene and Eastern Alps Lithium Projects

Our Business Strategy

Our primary strategy is to acquire, explore and develop unique and permitted critical metals mining assets that we expect will benefit from robust regulatory tailwinds in both Europe and North America and long-term secular trends for next generation technology in environmental, commercial and government applications. Our foundational assets are the Tanbreez rare earths deposit in Greenland and Wolfsberg lithium assets in Austria. We expect to focus our efforts on rare earths and critical metals and minerals to produce strategic products essential for a transition to sustainable low carbon emission technologies for Europe and its western world partners, as well as developing a low cost, highly sustainable source of lithium hydroxide manufactured from spodumene concentrate, providing European battery and EV manufacturers improved continuity of supply, reducing their dependence on the battery supply from Chinese manufacturers, while also helping them meet their environmental commitments. In addition to the development of the Wolfsberg Project, we believe this approach will allow us to become one of the most sustainable, cost-effective and strategic minerals suppliers in the world, and further help potential customers achieve their important environmental, social and governance goals required by shareholders and regulatory agencies.

As part of our business strategy, we intend to seek to acquire assets and operations that are strategic and complementary to our existing operations. This may include acquisitions or investments in complementary companies, assets, mines, products or technologies, including in other rare earth elements and minerals. We may have opportunities to make acquisitions from third parties jointly with EUR, and in some cases, we may acquire assets or other operations directly from EUR or its affiliates. EUR has no obligation to sell any additional assets to us or to accept any offer that we may make for any additional assets, and we may decide not to acquire such additional assets even if EUR or an affiliate offers them to us.

We have in the past evaluated and pursued, and intend in the future to evaluate and pursue, rare earth-related assets and other critical metals assets that have characteristics and opportunities similar to our existing business lines and enable us to leverage our asset base, knowledge base and skill sets. Such acquisition efforts may involve participation by us in processes that have been made public and involve a number of potential buyers, commonly referred to as “auction” processes, as well as situations in which we believe we are the only party or one of a limited number of potential buyers in negotiations with the potential seller. These acquisition efforts often involve assets which, if acquired, could have a material effect on our financial condition and results of operations. We typically do not announce a transaction until after we have executed a definitive acquisition agreement. Discussions and negotiations regarding a potential acquisition can advance or terminate in a short period of time. Moreover, the closing of any transaction for which we have entered into a definitive acquisition agreement will be subject to customary and other closing conditions, which may not ultimately be satisfied or waived. Accordingly, we can give no assurance that our current or future acquisition efforts will be successful. Although we expect the acquisitions we make to be accretive in the long term, we can provide no assurance that our expectations will ultimately be realized.

Recent Developments and Review of Operations

Tanbreez Project Investment

On June 5, 2024, we entered into the Heads of Agreement with Rimbal Pty Ltd (“Rimbal”), pursuant to which we would acquire an interest in the Tanbreez Project. On June 18, 2024, pursuant to the Heads of Agreement, we acquired a 5.55% interest in Tanbreez in exchange for the payment of $5 million in cash to Rimbal. On July 23, 2024, pursuant to the Heads of Agreement, we acquired the Stage 1 Interest in Tanbreez in exchange for the issuance by us to Rimbal of approximately 8.4 million ordinary shares, bringing our total equity ownership in Tanbreez to 42%. During the period, funding advanced by us of US$7 million to Tanbreez was converted into equity increasing the ownership in Tanbreez to 42.005% at 31 December 2025. The ordinary shares were issued to Rimbal in a private placement exempt from the registration requirements of the Securities Act, in reliance on the exemptions set forth in Section 4(a)(2) of the Securities Act.

On September 29, 2025, the Company entered into Amendment No. 1 to the Amended and Restated Heads of Agreement (“the HoA Amendment”) with Rimbal. The HoA Amendment, among other things, (i) removes the Company’s obligation to invest $10 million in Tanbreez to increase its ownership stake in Tanbreez to 92.5% and (ii) upon approval from the Greenlandic Mineral Resources Authority of Rimbal’s transfer of Tanbreez to the Company, obligates the Company to increase its ownership in Tanbreez from 42% to 92.5% in exchange for the issuance of 14,500,000 ordinary shares, par value $0.001 per share, of the Company (Ordinary Shares) to Rimbal. The remaining 7.5% ownership interest in Tanbreez is currently held by the Company’s largest shareholder, European Lithium Limited. The transaction remains subject to Greenland governmental approval.

The Tanbreez mineralization is a highly fractionated Zr-Nb-Ta- REE, including HREE, deposit in the southern part of the Ilimaussaq intrusive complex in South Greenland. The Ilimaussaq intrusion is possibly the most differentiated deposit known globally to date, covering a potential area of 18 km long and 8 km wide, and of significant depth, that covers a portion of the Tanbreez tenement.

The commodities are hosted in the mineral eudialyte being concentrated in the kakortokite rock layer at the floor of the exposed intrusion. The kakortokite sequence outcrops over an area of 5.0 km by 2.5 km and has a total thickness of 270 m.

On June 23, 2025, the Company announced the commencement of resource drilling and extension diamond drilling programs for the Fjord deposit, Upper Fjord resource extension drilling and reconnaissance drilling in Area B at the Tanbreez Project. The drilling program consisted of 20 diamond drill holes with a total cumulative length of up to 3430m. These drilling programs were designed to optimize the resource for future production capacity and to extend the resource and mine life of the Tanbreez Project.

The 2024 and 2025 drilling programs were designed to test strike extensions of known mineralization and further refine the geological and mineralization models across the Lower Fjord and Upper Fjord Drilling Areas. The primary objectives of the programs were to support an upgrade of the Mineral Resource Estimate and to advance subsequent mine planning studies.

In 2024, a total of 13 diamond drill holes for 1,149.5 meters were completed by Critical Metals Corp. in November 2024. Drilling was predominantly vertical, with one angled hole designed to intersect sub-horizontal mineralized layers at true thickness in the Lower Fjord area. In addition, deep diamond drill hole K-24 was completed in the Upper Fjord area.

In 2025, a total of 20 diamond drill holes for 3,430 meters were completed by Critical Metals Corp. Drilling included both vertical and angled diamond drill holes designed to intersect sub-horizontal mineralized layers extending from the Upper Fjord into the Fjord area and Targets identified at Area B.

The Tanbreez Deposit is expected to play a significant role in the Company’s strategy for optimizing its mining operations and increasing throughput (the Tanbreez Project is currently licensed for 500,000 metric tons per year). The progress of these zones is a key milestone in the ongoing development of the project.

The growing gallium market, currently worth billions of dollars per year and expanding at an annual rate of approximately 20%, presents a valuable opportunity for the Company. Critical Metals Corp plans to investigate the mineralogy of the gallium in this zone and assess its potential as a viable by-product.

Extensive metallurgical laboratory and mineralogical scanning with petrophysical analysis collecting valuable datasets is underway and findings will be reported in the new year.

Exploitation License Extension

On October 15, 2024, we announced that the Greenland Government has granted an extension to certain deadlines under the Exploitation license of the Tanbreez Project (License No. 2020-54) 2028. Under the new amendment, Tanbreez Mining Greenland A/S is required to submit its exploitation and closure plans by June 30, 2026, provide financial security and a company guarantee by June 30, 2026, and commence the exploitation of minerals by the end of 2028. The Company has advanced the Section 77 and 80 filings with the Greenland Government regulator and continues to advance the Grant of License in Q1 and before the end of Q2 2026.

Wolfsberg Lithium Project

On December 2, 2024, the Wolfsberg Project received the decree from the Carinthian state government with confirmation that an Environmental Impact Assessment (EIA) is not required. The decree stipulates that given the Wolfsberg Project relates to underground mining where the surface area required by the above-ground facilities is less than 10 hectares, that the Wolfsberg Project is not subject to a full-scale environmental approval process as required by law. The decree fast-tracks the transition from exploration into mining operation from the environmental perspective and is an important and critical milestone moving towards operational readiness to become one of the first integrated European producers of battery-grade lithium hydroxide to BMW in Germany. In 2025, the decree has been appealed at the Austrian administrative court by third parties not related to the project. The court has delegated the decision-making back to the issuing authority at the state of Carinthia for reassessment.

The Wolfsberg Project has a binding long term supply agreement (LTA) with top tier European auto manufacturer BMW AG for the offtake of battery grade lithium hydroxide.

The Wolfsberg Project has completed, with the local energy supplier KELAG, the planning and technical layout of the energy supply corridor from the nearby municipality of Frantschach St Gertraud to the mine and concentrator site at the Weinebene. It is expected to commence building of the energy corridor in H1/2026 (dependent on KELAG). This was considered a significant milestone of the Company and represents the official project development in several stages from exploration towards operational readiness. Unfortunately, with the unexpected decision making by the Austrian administrative court the development of energy supply corridor has been put on hold until further notice by the company due to uncertainties in the timelines of the underlying approval process.

We continue to advance discussions for project financing for the Wolfsberg Project, as it approaches a build decision.

Joint Venture with Obeikan Investment Group

On July 9, 2024, we accepted the assignment of EUR’s interest in the Joint Venture with Obeikan. In connection with such assignment, we and Obeikan entered into the Shareholders Agreement related to the Joint Venture. Effective on the same day, Obeikan agreed to ratify the Shareholders Agreement to form a joint venture with the Company related to the construction and development of a lithium hydroxide processing plant in the Kingdom of Saudi Arabia to process spodumene concentrate produced from the Wolfsberg Project.

Factors that May Influence Future Results of Operations

Our financial results of operations may not be comparable from period to period due to several factors. Key factors affecting our results of operations are summarized below.

We are an exploration stage mining and development company focusing on the development of the Tanbreez Project which is located in southern Greenland, as well as of our wholly-owned Wolfsberg Project located in Carinthia, Austria, which is approximately 270 kilometers south of Vienna.

We have declared mineral resources on our Wolfsberg Project but we have not yet begun to extract any mineral from the property. The exploration and development of the mineral deposits located at the Wolfsberg Project involves a high degree of financial risk and uncertainty. We have not commenced production in connection with the Wolfsberg Project and, consequently, we do not currently have any operating income or cash flows. Accordingly, we do not currently generate any revenues. Since the acquisition of the Wolfsberg Project in 2011, we have devoted most of our cash resources to the exploration and development of the Wolfsberg Project. As of December 31, 2025 and June 30, 2025, we have spent approximately $40.4 million and $39.7 million, respectively, in connection with our exploration and evaluation activities. For the half year ended December 31, 2025 and December 31, 2024 our cash expenditures were approximately $0.7 million and $0.5 million, respectively, in connection with our exploratory work and our evaluation of the Wolfsberg Project.

We are an exploration company focusing on the development of our recently acquired, and permitted, foundational asset, the Tanbreez Project, located in Southern Greenland, which is approximately 3km west of Narsaq, the Provincial Capital and 20 km to the south of the regional capital, Qaqortoq. The regional airport of Narsarsuaq is being moved to approximately 12 km south of the license. We have not begun to extract any minerals from the property. The exploration and development of the mineral deposits located at the Tanbreez Project involves a high degree of financial risk and uncertainty. We have not commenced production in connection with the Tanbreez Project and, consequently, we do not currently have any operating income or cash flows. Accordingly, we do not currently generate any revenues. As of December 31, 2025 and June 30, 2025, we have a carrying value of $114.0 million and $107.9 million, respectively in connection with the acquisition costs and our exploration and evaluation activities. For the half year ended December 31, 2025 and December 31, 2024 our cash expenditures were approximately $6.2 million and $0.7 million, respectively, in connection with our exploratory work and our evaluation of the Tanbreez Project.

Timing of Current Projects and Future Geographic and Product Expansion

Our financial results and liquidity needs vary from quarter-to-quarter or year-to-year depending on the timing of:

●	the engagement of our key consultants and suppliers;

●	the completion of the DFS at the Wolfsberg Project focusing specifically on the mining mine/concentrator operations only, which is expected to occur 8-10 months after finance availability;

●	Obtaining project financing and/or other sources of capital for the exploration and evaluation of the Wolfsberg Project in Austria and the Tanbreez Project in Greenland;

●	the development and construction of mine and plant at the Wolfsberg Project;

●	the commencement of production at the Wolfsberg Project, which is expected to occur in 2028 or 2029, subject to the results of the completed DFS;

●	completion of the exploration and drilling program for the Project Tanbreez in Greenland;

●	completion of the geological, geochemical, engineering studies, Environmental Impact assessment and Socio-Economic Studies for Project Tanbreez in Greenland;

●	conduct the work required to prepare the definitive feasibility study for the Tanbreez Project;

●	Satisfaction of the Greenland government’s extension of certain deadlines under the Exploitation license of the Tanbreez Project (License No. 2020-54) 2028, such as (i) submission of an exploitation and closure plans to the Greenland government by June 30, 2026, (ii) providing financial security and a company guarantee by June 30, 2026, and (iii) commencing the exploitation of minerals by the end of 2028; and

●	the future development and construction of the mine and processing facilities at the Tanbreez Project in Greenland.

Additionally, we expect both our capital and operating expenditures will increase significantly in connection with our ongoing activities, as we:

●	hire additional personnel;

●	continue to work on the completion of the DFS for the Wolfsberg Project;

●	conduct geological, geochemical, engineering studies, Environmental Impact assessment and Socio-Economic Studies for Project Tanbreez in Greenland;

●	commence exploration activities in Zone 2 of the Wolfsberg Project; and

●	enter into financing and project financing arrangements in connection with the further exploration and any future development of the Wolfsberg Project and Tanbreez Project; and

Industry Growth

Our financial profile is associated with several secular trends in the mining industry. Demand for our product is, in part, driven by the growth of our underlying end markets and how much capital our customers invest to support their businesses. We are also impacted by the global supply and demand for lithium, rare earths and critical minerals and metals products.

Our ability to generate revenue is sensitive to rapidly changing consumer preferences and industry trends, as well as the popularity of consumer products using lithium products, such as electric vehicles. In December 2022, we entered a long-term Offtake Agreement with BMW, pursuant to which BMW will purchase battery grade lithium hydroxide produced by the Wolfsberg Project. We believe that we are well-positioned at the intersection of key long-term macro trends, however, changes in inflationary pressures, commodity prices, energy costs, changes in legislative environment or global industry trends could result in significant fluctuations towards the path of production.

Market and Economic Conditions

Our business depends on the economic extraction of lithium from the Wolfsberg Project and other critical metals and minerals from our other projects, including the Tanbreez Project, and the sale of products to our offtake partners. Many factors related to the economic extraction of lithium, including economic conditions affecting disposable consumer income and ultimate demand for consumer items that rely on the production of lithium products, unemployment levels, fuel prices, interest rates, inflationary pressures, changes in tax rates and tax laws that impact companies or individuals and inflation, can impact our operating results.

Seasonality

The Wolfsberg Project is located in Wolfsberg, Austria. While the seasonal impact is minimal, the timing for the execution of some exploration activities is impacted as a result of the winter conditions experienced in that region.

The Tanbreez Project is located in Southern Greenland. Greenland is often considered “ground zero” for the climate crisis because even small shifts in temperature can have outsize impacts across the entire Arctic region. Logistics, exploration and future mining activities could be largely impacted by severe weather conditions, including but not limited to storms, sea ice movements etc.

At a regional scale the weather in South Greenland is mainly influenced by the North American continent and the North Atlantic Ocean. But the local climate is also heavily influenced by the Greenland Inland Ice. Another key factor is the all year round low sea surface temperature which is causing the South Greenland waters and coasts to be part of the arctic zone with summer temperatures below 10 degree C. Further inland, the weather type is more of a continental type and in South Greenland average summer temperatures can locally exceed the 10 degree threshold, which limit the arctic region. Gale force winds (above 13.8 m/s) are common in South Greenland in particular in winter. Sea ice, originating from glaciers, sometimes enters the fjords and could also have an impact on the operations.

Impact of Inflation

The COVID-19 pandemic and the outbreak of war in the Ukraine and Middle East led to problems in global supply chains which caused supply bottlenecks in many sectors of the economy. The principal factors contributing to the inflationary pressures that have been experienced or will be experienced include but are not limited to Europe’s supply chain for critical materials, such as energy (gas and electricity) and reagents.

We may continue to experience inflationary pressures in the future, particularly after the Wolfsberg Project has commenced production. In order to combat inflation before the Wolfsberg Project begins producing, we may take certain actions such as monitoring operating expenses, limiting headcount, and implementing other measures we deem beneficial to minimize inflationary pressures and avoid unnecessary costs.

Risks Associated with Future Results of Operations

Please refer to the discussion of the Risk Factors in the Company annual report on Form 20-F filed with the Securities and Exchange Commission on October 3, 2025 and as amended on October 6, 2025.

Presentation of Financial Information

Our condensed consolidated financial statements for the half year ended December 31, 2025 and our audited financial statements for the year ended June 30, 2025 were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Statement of Financial Position

Financial Position as of December 31, 2025, and June 30, 2025

The following table summarizes our condensed consolidated statement of financial position as of December 31, 2025 June 30, 2025. All amounts are shown in U.S. dollars.

	31 December 2025 $ (Unaudited)	30 June 2025 $ (Audited)
ASSETS
Current Assets
Cash and cash equivalents	80,923,699	7,297,328
Other receivables, net	33,246	47,894
Prepaid expenses	8,269	962,902
Total Current Assets	80,965,214	8,308,124

Non-Current Assets
Restricted cash and other deposits	15,715,996	15,470,178
Property, plant and equipment, net	2,447	2,016
Inventory, net	15,800,000	-
Deferred exploration and evaluation expenditure	40,399,990	39,712,591
Investment in joint venture	114,046,056	107,856,418
Investment in associate	351,748	350,068
Right of use asset, net	17,333	22,865
Total Non-Current Assets	186,333,570	163,414,136

TOTAL ASSETS	267,298,784	171,722,260

LIABILITIES
Current Liabilities
Trade and other payables, net	24,367,006	17,971,783
Provisions	29,969	27,454
Lease liability	12,453	11,870
Funding from related party	2,355,328	5,854,852
Warrants liability	81,643,610	40,919,123
Total Current Liabilities	108,408,366	64,785,082

Non-Current Liabilities
Offtake prepayment	15,000,000	15,000,000
Lease liability	7,836	14,208
Total Non-Current Liabilities	15,007,836	15,014,208

TOTAL LIABILITIES	123,416,202	79,799,290

NET ASSETS	143,882,582	91,922,970

EQUITY
Share capital	352,668,618	197,732,356
Unissued Capital	45,734,183	45,734,183
Reserves	66,412,329	49,013,687
Accumulated deficit	(320,932,548)	(200,557,256)

TOTAL EQUITY	143,882,582	91,922,970

Assets

Total assets as of December 31, 2025 and June 30, 2025 were $267.3 million and $171.7 million, respectively, comprised primarily of cash ($80.9 million), exploration and evaluation in the development of the Wolfsberg Project ($40.4 million), advance payment from BMW received under the off-take agreement ($15.0 million), inventory held in the form of ultra-high-grade copper powder ($15.8 million) as well as investment in Tanbreez Mining Greenland A/S ($114.0 million ).

Liabilities

Total liabilities as of December 31, 2025 and June 30, 2025 were $123.4 million and $79.8 million, respectively, primarily from the Company’s warrant liabilities ($81.6 million). Bank guarantee secured against the advance payment from BMW ($15.0 million) and trade payables arising from the ordinary course of business ($24.4 million).

Equity

Total equity as of December 31, 2025 and June 30, 2025 were $143.9 million and $91.9 million, respectively, primarily from capital contributions the Company’s parent and third-party investors, foreign currency translation reserve arising on translation from functional currency to presentation currency and retained earnings (results of the operations).

A.	Components of Our Results of Operations

Other income

Our other income includes grants received for European Union projects which ECM Lithium is participating in and interest on BMW funds on deposit.

Foreign exchange

Foreign exchange expenses include exchange differences on translation of foreign operations include the differences between the currency of the primary economic environment in which we operate and the currency presented in our financial statements in accordance with our accounting policy.

Consultants and professional services expenses

Our consultants and professional services expenses include legal fees, investor relations consultants, taxation advisors and company secretarial advisors’ expenses incurred during the period. See note 4 to condensed consolidated financial statements for a description and breakdown of our consultants and professional services expenses.

Travel and entertainment

Our travel and entertainment expenses relate to travel and entertainment expenses incurred by the Company’s management and directors in the performance of their duties on behalf of the Company.

Directors’ fees

Our directors’ fees include compensation to the members of the board of directors of the Company.

Share based compensation

Our share-based compensation relates to the expense of the current period attributable to the Company’s share grants to its directors, executives and senior management.

Compliance and regulatory fees

Our compliance and regulatory fees relate primarily to the fees paid to the SEC in the Business Combination, the Company’s PCAOB audits and costs related to filing public reports and forms with the SEC.

Administrative expenses

Our administrative expenses include membership and subscriptions, seminars and conferences and IT support.

Promotion, IR and PR expenses

Our administrative expenses include promotional expenses, and payments made to the Company’s investor relations and PR consultants and or incurred by the Company related to such activities.

Insurance

Our insurance represents expense primarily related to the director and officers (D&O) insurance program put in place by the Company for its Board of Directors and executives.

Finance costs (income)

Finance costs include impact of the initial recognition of the Company’s warrant liabilities, fees arising from the Company’s agreement with GEM, as well other bank fees, interest expense, interest expense on leased assets and other finance costs. See note 4 to our condensed consolidated financial statements for a description and detailed breakdown of our finance costs.

Listing costs

Our listing costs represent expenses related to the resolution of the previously disclosed contingencies associated with the agreements entered into by the Company in connection with the initial listing of the Company on the Nasdaq.

Depreciation expenses

Depreciation expenses are primarily attributed to office equipment. See note 10 to our condensed consolidated financial statements for a description of our depreciation expenses.

Depreciation expenses — leased asset

Depreciation expenses — leased asset relates to the lease of the office located near the Wolfsberg Project.

Share of net profits of associate

Share of the net profit/(loss) of our 20% interest in the Weinebene and Eastern Alps Lithium Projects during the period.

Exploration expenditure expensed

Our exploration expenditures expenses represent costs incurred in for the geological due diligence for the Company’s projects.

Gain/(Loss) on fair value of warrants

Our gain/(loss) on fair value of warrants includes changes in the fair value of the Company’s liability for the warrants issued to investors and well as gain arising upon exercise of a portion of such warrants.

Share of net profit/(loss) of JV accounted for using the equity method

Share of the net profit/(loss) of our 42.005% interest in the Tanbreez Project during the period.

Other expenses

Other expenses consist of smaller expenses not categorized elsewhere and local taxes.

B.	Results of Operations

Comparison of Half Years ended December 31, 2025 and 2024

The following table summarizes our condensed consolidated statement of profit or loss and other comprehensive loss for the half year ended December 31, 2025 and 2024. All amounts are shown in U.S. dollars.

	31 December 2025 $ (Unaudited)	31 December 2024 $ (Unaudited)	Change $	Change %
Continuing operations
Other income	567,809	359,859	207,950	58%
Foreign exchange	(85,472)	913,268	(998,740)	(109%)
Consultants and professional services expenses	(4,489,732)	(972,010)	(3,517,722)	362%
Travel and entertainment	(163,985)	(146,805)	(17,180)	12%
Directors’ fees	(464,583)	(688,768)	224,185	(33%)
Share based payments to directors and management	(18,665,164)	(17,922,048)	(743,116)	4%
Compliance and regulatory fees	(874,223)	(389,033)	(485,190)	125%
Administration expenses	(151,224)	(165,589)	14,365	(9%)
Promotion, IR and PR expenses	(1,181,496)	(182,589)	(998,907)	547%
Insurance	(1,045,815)	(1,345,240)	299,425	(22%)
Finance (costs)/income	(14,717,395)	157,639	(14,875,034)	(9,436%)
Listing costs	(9,500,000)	-	(9,500,000)	100%
Depreciation expense	(763)	(871)	108	(12%)
Depreciation expense – leased assets	(5,491)	(5,098)	(393)	8%
Share of net profits of associate	1,680	1,714	(34)	(2%)
Gain on derecognition of warrants	10,872,829	-	10,872,829	100%
Loss on extinguishment of liability	(326,000)	-	(326,000)	100%
Exploration expenditure expensed	-	(238,309)	238,309	(100%)
(Loss)/gain on fair value of warrants	(80,139,141)	1,590,162	(81,729,303)	(5,140%)
Share of net profits of JV accounted for using the equity method	35,096	100,994	(65,898)	(65%)
Other expenses	(42,222)	(3,730)	(38,492)	(1,032%)
Loss before income tax	(120,375,292)	(18,936,454)	(101,438,838)	536%
Income tax expense	-	-	0	100%
Loss after tax	(120,375,292)	(18,936,454)	(101,438,838)	536%

Other comprehensive income, net of income tax
Items that will be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations	(10,439)	(1,640,314)	1,629,875	(99%)
Other comprehensive loss for the period, net of income tax	(10,439)	(1,640,314)	1,629,875	(99%)

Total comprehensive loss for the period	(120,385,731)	(20,576,768)	(99,808,963)	485%

Other Income

Other income increased $208 thousand, or 58%, to $567 thousand for the half year ended December 31, 2025 compared to $360 thousand for the half year ended December 31, 2024 as a result of interest received on BMW funds on deposit.

Foreign exchange

Foreign exchange increased $999 thousand, or 109%, to a $85 thousand loss for the half year ended December 31, 2025 compared to a $913 thousand gain for the half year ended December 31, 2024 due to fluctuations in the currency exchange markets in the respective periods.

Consultants and professional services expenses

Consultants and professional services expenses increased $3,518 thousand, or 362%, to $4,490 thousand for the half year ended December 31, 2025 compared to $972 thousand for the half year ended December 31, 2024. The increase relates to engagement of consultants.

Travel and Entertainment

Travel and Entertainment was $164 thousand for the half year ended December 31, 2025 compared to expenses of $147 thousand for the half year ended December 31, 2024 and was related to travel and entertainment expenses incurred by the Company’s management and directors in the performance of their duties on behalf of the Company.

Directors Fees

Directors fees was $465 thousand for the half year ended December 31, 2025 compared to $689 thousand for the half year ended December 31, 2024 and were related to the members of the board of directors of the Company for the services rendered.

Share Based Payments

Share based payments was $18,665 thousand for the half year ended December 31, 2025 compared to $17,922 thousand for the half year ended December 31, 2024 and were related to the share grants to the Company’s directors and executives and senior management.

Compliance and Regulatory Fees

Compliance and regulatory fees increased $485 thousand, or 125%, to $874 thousand for the half year ended December 31, 2025 compared to $389 thousand for the half year ended December 31, 2024, and were attributable to the Company’s compliance with the securities laws and regulations in the United States.

Administrative Expenses

Administrative expenses decreased $14 thousand, or 9%, to $151 thousand for the half year ended December 31, 2025 compared to $166 thousand for the half year ended December 31, 2024.

Promotion, IR, and PR Expenses

Promotion, IR and PR Expenses were $1,181 thousand for the half year ended December 31, 2025, compared to $182 thousand, or an increase of $999 thousand or 547%, mainly attributable to the costs related to investor relation expenses of the Company.

Insurance

Insurance expenses was $1,046 thousand for the half year ended December 31, 2025 and were related to the to the director and officers (D&O) insurance program put in place by the Company for its Board of Directors and executives.

Finance Costs

Finance costs increased $14,875 thousand, or 9,436%, to an expense of $14,717 thousand for the half year ended December 31, 2025 compared to a $157 thousand gain for the half year ended December 31, 2024. The increase is due to an increased amount of the amount owing on the payable with GEM and the cost of warrants issued in association with the PIPE.

Listing Costs

Listing costs were $9,500 thousand in the period in relation to the settlement of liabilities relating to the listing of the Company (previously disclosed as a contingent liability).

Depreciation expenses

Depreciation expenses of $1 thousand for the half year ended December 31, 2025 was in line with the depreciation expense of the same amount for the half year ended December 31, 2024.

Depreciation expenses — leased asset

Depreciation expenses on leased assets of $5 thousand for the half year ended December 31, 2025 was in line with the same amount for the half year ended December 31, 2024.

Exploration expenditure expensed

Exploration expenditure expensed was $238 thousand for the half year ended December 31, 2024 and were related to our shares of expenses relating to the joint venture with OIG group.

Gain on Fair Value of Warrants

Loss on Fair Value of Warrants was $80.1 million for the half year ended December 31, 2025. Loss on Fair Value of Warrants is primarily attributable to change in fair value of warrants accounted for as financial liabilities.

Share of net profit of JV accounted for using the equity method

Share in net profit of joint venture was $35 thousand for the half year ended December 31, 2025 and were related to our shares of profit associated with the Tanbreez Project.

C.	Liquidity and Capital Resources

Sources and Uses of Liquidity

On a historical basis, our principal source of liquidity has been capital contributions from related parties. Our principal uses of cash have been for the exploration and evaluation of the development of the Wolfsberg Project, the Tanbreez Project and the consummation of the Business Combination. As of December 31, 2025 and June 30, 2025, we had approximately $80.9 million and $7.3 million, respectively, of unrestricted cash.

We expect our capital expenditures and working capital requirements to continue to increase materially in the near future as we seek to continue evaluation and exploration of the Wolfsberg Project and the Tanbreez Project. Our actual future capital requirements will depend on many factors, including the results of our DFSs and other studies, final investment decision ahead of the development and construction at the Wolfsberg Project, exploration activities in Zone 2 of the Wolfsberg Project and costs associated with maintaining the Wolfsberg Project site. Our near-term capital requirements with respect to the Tanbreez Project, in accordance with the Heads of Agreement, are expected to include, but not be limited to, mineral exploration and various test work, including metallurgical test work, engineering, geological and logistics studies, socio economic, community and environmental impacts assessments, and construction of roads and operational camps and sites. In addition, we have incurred and expect to continue to incur additional costs as a result of operating as a public company.

Substantial doubt exists about our ability to continue as a going concern within one year after the date that the financial statements are available to be issued. We will continue efforts to remedy the conditions or events that raise this substantial doubt, however, as some components of these plans are outside of management’s control, we cannot offer any assurances they will be effectively implemented. We also cannot offer any assurance that any additional financing will be available on acceptable terms or at all. Our condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the continuity of normal business activities and the realization of assets and the settlement of liabilities in the ordinary course of business. We cannot be sure that any additional financing will be available to us on acceptable terms if at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition could be adversely affected.

We expect that our strategic collaboration with Obeikan to build and operate a hydroxide plant in Saudi Arabia for the Wolfsberg Project will be beneficial to us, as it would reduce our future costs to build and operate a lithium hydroxide plant on our own. In addition, once operational, the hydroxide plant is expected to significantly reduce energy costs and deliver savings in operating expenditures and capital expenditures related to the Wolfsberg Project that would otherwise be borne by us.

We have in the past engaged in, and we will continue to engage in, various discussions with third parties related to additional potential equity investments in us. These investments may take the form of convertible preferred shares, ordinary shares or other equity or debt securities. Any equity securities issued may provide for rights, preferences, or privileges senior to those of holders of our ordinary shares. We may also engage in debt financings. If we raise funds by issuing debt securities, these debt securities would have rights, preferences, and privileges senior to those of holders of our ordinary shares. The terms of debt securities or borrowings could impose significant restrictions on our operations. The credit market and financial services industry have in the past, and may in the future, experience periods of uncertainty that could impact the availability and cost of equity and debt financing. Our ability to access capital when needed is not assured and, if capital is not available to us when, and in the amounts needed, we could be required to delay, scale back, or abandon some or all of our expansion efforts and other operations, which could materially harm our business, financial condition and results of operations.

Subsequent to the period end, on March 5, 2026, we announced that we had entered into a deed of settlement with GEM to settle the dispute for an amount of US$40 million to be settled through the issue of equity.

Contractual and Other Obligations

Commitments

Wolfsberg Lithium Project

The DFS is currently work in progress due to the substantial changes of the lithium products prices, increased planned production volumes of lithium hydroxide and plans to build and operate the plant in the Kingdom of Saudi Arabia as a part of newly formed joint venture with Obeikan. Additional studies for the costs optimization are expected to be completed in the near future. Future capital requirements for the development and construction of the Wolfsberg Project are dependent on a number of factors as outlined above and are expected to be financed primarily through a project financing arrangement in the future.

Tanbreez Project

Completion of the exploration and drilling program for the Tanbreez Project is currently in progress, with work on the DFS for a 500,000 metric tonnes per annum mining and processing operation at the Tanbreez Project also underway. Future capital requirements for the development and construction of the Tanbreez Project are dependent on a number of factors as outlined above and are expected to be financed primarily through a project financing arrangement in the future.

Related Party Capital Contributions

Following completion of the merger transaction, EUR has continued to provide financial support to the Company. As at 31 December 2025, the amount owing was $2,355,328 (30 June 2025: $5,854,852).

Cash Flows

The following table summarizes our cash flows for the periods presented.

	31 December 2025 $ (Unaudited)	31 December 2024 $ (Unaudited)
Cash flows from operating activities
Payments to suppliers and employees	(19,494,303)	(2,393,004)
Grants received	7,970	98,246
VAT refund received/(paid)	9,414	(11,091)
Interest received	314,015	4,070
Business combination expenses	-	(287,107)
Net cash (used in) operating activities	(19,162,904)	(2,588,886)

Cash flows from investing activities
Payments for exploration and evaluation	(691,720)	(504,204)
Payment for property, plant and equipment	(908)	(1,107)
Investment in joint venture	(6,170,965)	(668,249)
Investment in Obeikan joint venture	-	(159,685)
Net cash (used in) investing activities	(6,863,593)	(1,333,245)

Cash flows from financing activities
Cash from the issue of shares	85,000,000	-
Cash from the issue of shares upon the exercise of warrants	23,351,154	709,251
Payment of share issue costs	(5,100,000)
Proceeds from capital contributions	(3,624,069)	1,737,438
Repayment of lease liability	(6,888)	(6,486)
Net cash provided by financing activities	99,620,197	2,440,203

Net increase/(decrease) in cash and cash equivalents	73,593,700	(1,481,928)
Cash and cash equivalents at beginning of period	7,297,328	1,259,242
Effects on exchange rate fluctuations on cash held	32,670	372,166
Cash and cash equivalents at end of period	80,923,699	149,480

Cash Flows from Operating Activities

During the half years ended December 31, 2025 and 2024, we incurred net cash outflows of $19.2 million and $2.6 million, respectively mainly attributable to the increased payments to suppliers.

Cash Flows from Investing Activities

Our net cash from investing activities for the half year ended December 31, 2025 and 2024 was $6.9 million and $1.3 million, respectively, primarily in the payments for exploration and evaluation in the development of the Wolfsberg Project and payments towards the Tanbreez Project.

Cash Flows from Financing Activities

Net cash provided by financing activities during the half years ended December 31, 2025 and 2024 was $99.6 million and $2.4 million, respectively, primarily from proceeds receipt upon the PIPE and exercise of warrants capital offset by costs associated with the raising of capital and capital contributions from related parties.